

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 22, 2007

Mr. Robert Margolis
Chief Executive Officer
Cherokee Inc.
6835 Valjean Avenue
Van Nuys, CA 91406

>   **Re: Cherokee Inc.**
>   **Form 10-K for the Fiscal Year Ended February 3, 2007**
>   **Filed April 17, 2007**
>   **File No. 0-18640**

Dear Mr. Margolis:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please be as detailed as necessary in your explanations. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 18

Fiscal 2007 Compared to Fiscal 2006, page 24

1.   In future filings, please expand your discussion to describe the underlying causes of all significant changes in your results of operations and provide a more detailed analysis of material year-to-year changes and trends. For example, explain why revenues from your Cherokee brand at Target Stores decreased in fiscal 2007 compared with fiscal 2006.

For further guidance please refer to Item 303(a)(3) of Regulation S-K and the Commission's Interpretative Releases on MD&A, Release 33-8350 and Section III.D of Release 33-6835, both of which are available on our website at www.sec.gov.

Consolidated Statements of Operations, page 39

2.   We note that you presented the proceeds you received for the termination of the Mossimo Finder's Arrangement as revenue. Please tell us your basis in GAAP for this presentation. Please be detailed in your response referencing all applicable accounting literature.

Notes to Consolidated Financial Statements, page 42

2. Summary of Significant Accounting Policies, page 42

3.   We note that your fiscal 2007 operating year represents a 53 week period. Please tell us if your royalty revenue also reflects royalties on 53 weeks of sales from your licensees. If so, please explain and quantify the impact of the additional week on the comparability of your results of operations in future filings.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief